Filed by Expedia, Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Expedia, Inc.

Commission File No. 333-175828

Subject Company: TripAdvisor, Inc.

Commission File No. 333-175828-01

TRANSCRIPT

The following is a transcript of a conference call held by Expedia, Inc. at 2:00 p.m. Pacific time on October 27, 2011. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. An audiocast replay of the conference call will be accessible for a limited time on the Expedia, Inc. website at http://www.expediainc.com/ir.

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PARTICIPANTS

Corporate Participants

Alan Pickerill – Vice President-Investor Relations

Dara Khosrowshahi – President, Chief Executive Officer & Director

Mark D. Okerstrom – Executive Vice President

Other Participants

Steve Ju – Analyst, Credit Suisse (United States)

Tom C. White – Analyst, Macquarie Capital (USA), Inc.

Ross Sandler – Analyst, RBC Capital Markets Equity Research

Naved Khan – Analyst, Jefferies & Co., Inc.

Justin Post – Analyst, Bank of America Merrill Lynch

Herman Leung – Analyst, Susquehanna Financial Group LLP

Mark Stephen Mahaney – Analyst, Citigroup Global Markets (United States)

Brian T. Nowak – Analyst, Nomura Securities International, Inc.

Kevin Crissey – Analyst, UBS Securities LLC

Scott H. Kessler – Analyst, Standard & Poors Investment Advisory, Inc.

MANAGEMENT DISCUSSION SECTION

Operator: Good afternoon, ladies and gentlemen. Thank you for standing by. Welcome to the Expedia Incorporated Third Quarter Earnings Conference Call. During today’s presentation all parties will be in a listen-only mode and following the presentation the conference will be open for questions. [Operator Instructions] This conference is being recorded today October 27, 2011 and I would now like to turn the conference over to Alan Pickerill, Vice President of Investor Relations.

Alan Pickerill, Vice President-Investor Relations

Thank you. Good afternoon, and welcome to Expedia’s financial results conference call for the third quarter ended September 30, 2011. I’m pleased to be joined on the call today by Dara Khosrowshahi, Expedia’s CEO and President; and Mark Okerstrom, our CFO.

The following discussion including any responses to your questions reflects management’s views as of today, October 27th, 2011 only. We do not undertake any obligation to update or revise this information.

As always, some of the statements made on today’s call are forward-looking, typically preceded by words such as, we expect, we believe, we anticipate, or similar statements. Please refer to today’s press release and the company’s filings with the SEC for information about factors which could cause our actual results to differ materially from these forward-looking statements.

You will find reconciliations of non-GAAP measures to the most comparable GAAP measures discussed today in our earnings release, which is posted on the company’s IR website at expediainc.com/ir. We encourage to you periodically visit our Investor Relations site for important content, including today’s earnings release.

Finally, unless otherwise stated, all references to cost of revenue, selling and marketing expense, general and administrative expense, and technology and content expense excludes stock-based compensation and all comparisons on this call will be against our results for the comparable period of 2010.

And with that, let me turn the call over to Dara.

Dara Khosrowshahi, President, Chief Executive Officer & Director

Thanks, Alan. First I’d like to take a brief moment to welcome Mark Okerstrom as our newly appointed Chief Financial Officer. Although Mark has only been in the role for a matter of weeks, he’s been with the company for over five years and has been a key member of our leadership team. His knowledge of both the industry and our company will prove invaluable in this role.

With that, let’s jump into the call. Our third quarter was a solid quarter with a number of key pieces of good news along with handful of challenges. Overall, the revenue growth of 15% was quite healthy, and we saw solid top line results across all of our brands with exception of Expedia, which as we mentioned later – as we mentioned last quarter, is in the middle of a major transition.

Excluding the impact of a $12 million expense to increase our occupancy tax settlement reserves, operating income before amortization grew 12% for the quarter, right in line with our forecast. Including this item, OIBA grew 8%. Adjusted earnings per share growth this year remains healthy at 13% for the quarter and 15% year to date.

Our brand results continue to be a tale of two cities. Revenue for Expedia brand was down 1% year-over-year for the quarter, while all of our other businesses grew at an impressive combined rate of 29%, demonstrating the real returns that we’ve created as a result of the investments that we’ve made in those businesses. The transition of the Expedia platform remains a key initiative. I’m pleased to report that our projects are on track and the playbook is being executed.

We’ve now largely completed the worldwide rollout of the end-to-end hotel product on the new Expedia platform and we have seen steadily improving conversion rates for our standalone hotel product since the beginning of the year. Unfortunately, the financial benefit of these improvements has been largely offset by decreases in our air and package volumes. Our focus is now on getting our air and sand path ready for migration early next year, building out our packages platform for a 2012 release, and iterating on a fast switch basis for improvements to our booking results. We’re in build and execution mode and the experiences in our other businesses leave us confident that the future payoff is going to come.

In terms of international expansion, we officially launched our joint venture with AirAsia at the beginning of the quarter, and are off to a strong start. The team is aggressively pushing forward and the exclusive areas of content is now available on nine sites in the APAC region. We’re proud to be partnering with AirAsia and we have got the right team in place and we continue to be quite excited about this approach. And remember, the joint venture is exclusively with our Expedia brand. We also have Hotels.com, eLong and TripAdvisor with their completely separate efforts in the Asia-Pacific region, so our overall approach to the region is quite broad. It will require a lot of hard work and solid execution to ensure success in this fast-growing market.

TripAdvisor once again delivered robust growth with the revenue growing 30% year-over-year. We delivered a host of enhancements on the TripAdvisor site that have resulted in significantly higher rates of review collection. We continued with our highly successful Facebook integration, having now personalized the TripAdvisor experience to over 57 million people, and we just announced our 10 millionth mobile app download.

We’ve also streamlined our hotel pages and limited the number of check rate options, both of which are aimed at improving the user experience. We believe the latter changes have and will continue to have a negative effect on our monetization due to a reduction in click volume, which should be mitigated over the long-term by increasing CPCs as we’ll be sending higher quality clicks to our partner sites. We’re already starting to see this happening but it’s too early to fully quantify the net impact.

Overall, we do believe we can continue to grow the top line at healthy rates, even as we make these user improvements. It’s fair to assume that in the near term, TripAdvisor’s profit margins will be under a bit of pressure as a result of these user experience changes, slightly reduced spending from Expedia brand, sales and marketing required to continue to expand aggressively into international markets, and costs associated with being a standalone public company.

In closing, it’s noteworthy to mention that we just celebrated the 15th anniversary of the Expedia brand, which is a good time to reflect on where we’ve been as a company and where we think we can go from here. Our employees have built a company that we’re very proud of. We’re the largest travel agency with annual gross bookings of close to $30 billion, and TripAdvisor is the world’s largest travel media company with over 50 million monthly unique users and 50 million reviews and opinions in 30 countries.

Both of these businesses have significant competitive challenges which frankly has always been and will always be the case. And at the same time, enormous opportunity.

We believe that the travel market will see a period of accelerated change and innovation over the next five years, much of which we plan to drive. We’re excited and energized by the challenges and opportunities ahead of us, and we believe that we’re positioned for success.

With that, let me hand it over to Mark.

Mark D. Okerstrom, Executive Vice President

Thanks, Dara. I’m glad to be joining you this quarter and I look forward to meeting many of you that are on the call in the weeks and months ahead. The headline is that excluding the increase to our occupancy tax settlement reserve, the quarter came in largely as we had expected. Gross bookings growth was driven by our hotel business, with room nights up 16% year-over-year, and ADRs up 7%. Now remember that in Q2, we comped over the volcano, and that in Q3 as Dara mentioned we are not consolidating the results of the joint venture that we have with AirAsia. Normalizing for these two items would make the Q3 room night growth much more comparable to that of Q2.

Air and packages continue to underperform, in part on higher airfares which were up 12%, contributing to a decline in total air ticket volume of 10% year-over-year.

From a revenue perspective, our growth drivers continue to be our hotel and advertising and media businesses. Hotel revenue grew 18% this quarter, primarily on volume, representing our second best rate of growth in almost four years. Ad and media revenue growth was led by TripAdvisor which grew third party revenue 34% this quarter.

As Dara mentioned, the real story of our performance is told from a brand perspective as we are continuing to see very healthy growth rates from Hotels.com, Venere.com, Egencia and our Expedia Affiliate Network business, each of which grew their gross bookings at a rate well above 30%, driving very strong OIBA growth. The historical investments we’ve made in these businesses enable us to deliver solid innovations to the market and drive this bottom line performance. So if we execute as well on the Expedia playbook and get that business performing more in line with the others, we believe that we’ll drive excellent future results.

In terms of macro trends, though we are encouraged by the developments of today, we have been reading the same headlines that you have been and continue to monitor the potential impact on travel broadly and more specifically on our volumes. And though we have seen pockets of isolated weakness, primarily in southern Europe, we’re hesitant to attribute too much to the economic climate. However, we are certainly incrementally cautious relative to the last time we spoke to you.

With the exception of the increase to our occupancy tax settlement reserve, expenses grew largely in line with our expectations especially as a percentage of revenue. We again saw nice leverage in the cost of revenue line on some healthy credit card rebates and efficiencies in our customer support organization as well as some past – as a result of some past investments we’ve made. G&A grew faster than revenue, primarily as a result of the increase to the occupancy tax settlement reserve, as well as higher consulting and head count costs for the Expedia brand as we reorganize and reset that business for the future.

Over the long-term, we continue to expect to grow G&A slower than revenue. Selling and marketing, and tech and content also grew faster than revenue as we expected and as will be the case for at least the next several quarters.

Our effective tax rate was lower than we had expected this quarter primarily due to favorable adjustments arising from annual return to provision reconciliation, as well as higher international earnings. We expect the Q4 effective rate to return to being near the high 20s.

Free cash flow has been quite healthy this year, with growth of 28% for the first 9 months of the year. We continued share repurchases in the third and into the fourth quarter, buying back a total of 8 million shares for $224 million since we last spoke. As we have said consistently over the years, we generate robust cash flow and as such can invest appropriately in the business while making opportunistic acquisitions and returning cash to shareholders through repurchases and dividends. We expect this to continue to be the case looking forward.

In terms of our financial expectations for full year 2011, we have had a few factors that have developed as headwinds since our last call. These include foreign exchange trending against us, improved user experience efforts at TripAdvisor mentioned by Dara, the Q3 increase to the occupancy tax settlement reserve, and an expense of roughly $7 million that we expect to take in the fourth quarter related to the move of our London office. With full consideration of these factors, we expect to deliver full year OIBA growth in the mid single digit range.

You can think of the Expedia transaction businesses as delivering full year 2011 OIBA that is flat to slightly down, while TripAdvisor’s full year segment OIBA is expected to grow in and around 20%. As a housekeeping item, we’ve decided that following the spinoff of TripAdvisor we will switch our primary operating profitability metric from OIBA to adjusted EBITDA. TripAdvisor also expects to use an adjusted EBITDA measure going forward.

Also, as you likely saw in our S-4 filing, we do plan to retire our 8.5% notes prior to the spinoff of TripAdvisor. The expense associated with this is expected to be slightly less than $40 million in the fourth quarter. We plan to exclude this item from OIBA and adjusted net income.

With that let’s turn to questions. Operator, would you please remind listeners how to ask a question.

QUESTION AND ANSWER SECTION

Operator: Thank you sir. [Operator Instructions] Our first question comes from the line of Stephen Ju with Credit Suisse. Please go ahead.

<Q – Steve Ju – Credit Suisse (United States)>: Good afternoon, guys. So Dara, can you – it seems like your hotel nights room growth was fine but air ticket volumes saw some deceleration. Will you help us reconcile what might be happening here? Is this just a matter of hotel volumes charging ahead on the conversion rate lift you’re seeing following improvements to your technology platform, and the air ticket volume weakness is really indicative of what may be happening in the general macro environment? Thank you.

<A – Dara Khosrowshahi – Expedia, Inc.>: Sure, Stephen. I’d say it’s those factors combined. When you look at the air environment, we are in an environment where average air ticket prices, average airfares are up 12%. And the yields of – the airline yields are at all-time highs. So to some extent that has pushed out leisure customers. Business customers we’re finding are continuing to fly. We’re seeing good solid volumes on Egencia; but our leisure customers are price sensitive and as a result in general we’re seeing more weakness on the air side than the hotel side.

There are some other factors that are affecting our air volumes. One is that in general some airlines are restricting their forward distribution on metasearch sites; that hurts our traffic coming in. And again, the airfare environment is another factor.

We have also introduced some fees on an opportunistic basis in some European point of sales as well as some interline fees for example in the U.S. which help our revenue per air ticket but certainly hurt our air ticket volumes.

And then as you said, on the hotel side, one thing that we are benefiting from is continued optimization on hotels.com, on our IAN sites, on Venere, as well as the Expedia end-to-end platform which has successfully started to turn around conversion and turn hotel conversion positive while we’re not yet getting that benefit for Expedia on the air and the package side.

So one thing that we’re really looking forward to are the potential positive benefits and we’re pretty darn confident that we’ll get those positive benefits for Expedia when we roll out the air platform early next year and the package platform in 2012.

<Q – Steve Ju – Credit Suisse (United States)>: Thank you.

<A – Dara Khosrowshahi – Expedia, Inc.>: Thank you. Next question

Operator: The next question comes from the line of Tom White with Macquarie. Please go ahead.

<Q – Tom White – Macquarie Capital (USA), Inc.>: Great thanks, a couple questions on the AirAsia JV. On the last call you talked a little bit about the revenue headwind in the third quarter. I was hoping you could comment a little bit on the expense impact, or I guess lack thereof from the deconsolidation this quarter. I know there were some areas of investment you guys were focused on in Asia-Pac. And then just secondarily on that, low cost airlines are pretty important components of the ecosystem in some of your international markets. Is it possible you guys might look at other similar JVs in other key markets like that? Thanks.

<A – Dara Khosrowshahi – Expedia, Inc.>: Sure. In general while we don’t break out the AirAsia results, the general rule of thumb that you should use is that it’s not consolidating the joint venture. If the joint venture was consolidated in with our results, gross bookings and revenue would be growing faster by 2% on a year-on-year basis. And the joint venture was profitable in the quarter. So while there were expenses against it, revenues were in excess of expenses and it was OIBA-

profitable. So it didn’t quite hurt OIBA growth rates as much as it hurt top line revenue growth rates. So that’s certainly something for you to keep in mind when you’re looking at our numbers.

As far as LCCs go, they are very important to the ecosystem, especially in Europe and Asia. We have been working to build out our LCC inventory in Europe and I think the supply team has done a very good job there. And in Asia obviously we’ve started the AirAsia joint venture and we’re getting the exclusive inventory there which we think is an incredible long-term asset for building out the Expedia brand on a pan-Asian basis. There is no pan-Asian OTA; I think this positions us in a unique way to win that race and that place.

At this point, we’re going to see how the joint venture with AirAsia bears out. There’s a lot of work ahead of us. We love having them as a partner. And to the extent that that works, we’re always open for something similar elsewhere. But at this point it’s not something that we’re actively looking at.

<Q – Tom White – Macquarie Capital (USA), Inc.>: Great, thank you.

<A – Dara Khosrowshahi – Expedia, Inc.>: Thank you.

Operator: Our next question comes from the line of Ross Sandler with RBC Capital Markets. Please go ahead.

<Q – Ross Sandler – RBC Capital Markets Equity Research>: Hi, guys, just a couple questions. So Dara just mentioned that the JV was 2% of revenue. So does that mean that room night growth would have been around 18% if we include APAC versus the 21% last quarter? Can you give us an apples-to-apples comparison? And then can we get an update on the spin timing? And then lastly, I think you said you’re incrementally more cautious on southern Europe. So can you just elaborate on that? In which countries are you seeing it and how – and how much are things actually slowing down versus last quarter? Thanks.

<A – Dara Khosrowshahi – Expedia, Inc.>: Sure. I’ll let Mark take those questions.

<A – Mark Okerstrom – Expedia, Inc.>: Sure, okay. So, first question, just about the impact of the AirAsia joint venture on room night growth. There’s a couple of things going on there. I think as Dara mentioned, there is about 2% of growth deceleration, if you will, resulting from the AirAsia joint venture. In addition to that, we are – in Q2, essentially, we have the benefit of the volcano comp, which helped prop up growth rates as did some timing on Easter. So there’s a few things happening and if you normalize for those items, you get much closer to a comparable room night growth rate.

The spin timing; so spin timing is by and large as we’ve been saying we expect it to happen in Q4. Things are tracking according to plan. It will be the latter part of Q4 and we’ll be back to you with timing on road shows, et cetera when we have more information.

<A – Dara Khosrowshahi – Expedia, Inc.>: And then on the comments on southern Europe, I would say that the slight decrease in growth that we’ve seen is something that we’re watching pretty carefully. The most significant factor is affecting our lodging business and the results are actually foreign exchange rates. Foreign exchange was a pretty significant tailwind in Q2. And for the beginning of Q3, and for Q4, obviously we’re not expecting that tailwind based on the comparable foreign exchange rates in Q4 of last year.

So, it’s a strange time, from a week-on-week basis we’ll have a terrific week and we’ll have an okay week. And I think it’s just too soon to call a general trend. But if you look at our numbers and the room night growth that Mark was talking about, in general, it’s pretty comparable to what we saw in the second quarter, with southern Europe just being incrementally a little bit weaker than we had seen earlier in the year.

<Q – Ross Sandler – RBC Capital Markets Equity Research>: Thanks, guys.

<A – Dara Khosrowshahi – Expedia, Inc.>: Sure, next question.

Operator: Next question is from Naved Khan with Jefferies. Please go ahead.

<Q – Naved Khan – Jefferies & Co., Inc.>: Thanks. Can you guys break out the bookings growth in hotel.com? And Dara, you spoke about the progress on Expedia.com re-platforming, can you sort of give us more insight into how exactly you’re approaching this and what you saw in Q3 and how the trends looked like in October?

<A – Dara Khosrowshahi – Expedia, Inc.>: Sure, Naved. On Hotels.com, Hotels.com came in Q3 just shy of 40% on a gross bookings basis. Keep in mind that the comps for Hotels.com got tougher in Q3 versus Q2 because of one, the volcano comps that Hotels.com enjoyed, and if you remember, last year in Q3 was when the Hotels.com platform started to really take off and started to really perform. So the Hotels.com team now has to optimize the site and draw conversion above what was a pretty well performing site in Q3 of last year. But we continue to see very healthy growth for Hotels.com, both on a top line and on a bottom line standpoint.

As far as the Expedia re-platforming goes, the approach we’ve taken is to re-platform first the hotels path from an end-to-end basis, and basically what we’re doing is building out a completely new path on the new e3 is what we call it platform; and then pointing consumer traffic to that new path.

The advantage of the platform is quite simply that it’s a platform where we can iterate on at substantially faster speeds than the old platform. We do take our time to kind of redesign what we think is a better, smoother experience. And that significantly better experience along with the ability to iterate and introduce new feature sets more quickly to the site and test the efficacy of those feature sets has translated into steadily improving conversion on the hotel path since the beginning of the year and in particular since our introduction of that path on a end-to-end basis.

Honestly, it’s not rocket science and it becomes a test and learn factory. We are aided by the work that the Hotels.com and Venere teams have done because we look at what tests, what experiments have worked for them, and to some extent we’ll copy the stuff that works for them, and use their efforts as a guideline.

We plan to do the same thing for the air path, which we expect to launch in the beginning of next year, and the same thing for the package path. In general the air and package technologies are quite complex. But to date the Expedia technology team is really hitting their marks so we’re confident they’re going hit their dates and then we’ll start testing and learning and hopefully we will drive similar conversion trends as we saw on the hotel path, although I will say that the macro trends on the air business, because of air ticket prices, et cetera, are a bit more unfriendly than the macro trends on the hotel side.

<Q – Naved Khan – Jefferies & Co., Inc.>: Okay. And then in your press release you talk about competitive pricing actions in the hotel rooms and packages. Can you sort of go into more detail about what exactly you’re seeing? Are you being more promotional on the pricing front or what exactly are you doing there?

<A – Dara Khosrowshahi – Expedia, Inc.>: I’d say we’re being opportunistic. Obviously, the ADR environment is pretty healthy in the industry. And we’re being opportunistic in sourcing more promotional inventory. In certain of our brands, discount brands, for example, the Hotwire brands, we are taking sometimes decreases in margin in order to deliver more attractive pricing to our consumers. And I think you can see the result of those actions is very healthy room night growth, even in an economy that, while not – certainly not a blowout economy does seem to be recovering.

<Q – Naved Khan – Jefferies & Co., Inc.>: Okay. Last question for me. Can you just talk about Groupon, the Groupon partnership and what kind of results you’re seeing there?

<A – Dara Khosrowshahi – Expedia, Inc.>: Yeah, it’s early on the Groupon partnership. We like the product. You can see it on the site; the sales are actually quite encouraging from Groupon. I think the big question for us is, is it incremental or not and how are the Groupon customers, are they coming back and using Expedia for their other travel needs in general.

The discount flash sale space for us is a pretty interesting space that we’re taking on in a number of ways. We have what we call ASAP deals which is a sudden amazing price on Expedia; we run 48-hour sales on Hotels.com. We’ve got Travel Ticker, which is a piece of the Hotwire business, which is a great aggregator and finder of deals out there on the web. And increasingly we’re looking at mobile as a specific channel for kind of mobile-only type deals as well.

So our approach to this area is multipronged. Groupon has been a strong partner for us. And I think over time and especially into next year, we’re going to figure out what the best approach is going to be.

<Q – Naved Khan – Jefferies & Co., Inc.>: Thank you.

<A – Dara Khosrowshahi – Expedia, Inc.>: You’re welcome. Next question.

Operator: Next question is from the line of Justin Post with Bank of America Merrill Lynch. Please go ahead.

<Q – Justin Post – Bank of America Merrill Lynch>: Thank you. Dara, I want to ask a couple questions on just Google traffic trends, and then maybe on TripAdvisor, your long-term margin outlook. First on Google, I think in the first quarter you’re comping some changes they made that might have negatively impacted TripAdvisor. Is that going to help you as you think about year-over-year growth rates maybe into next year? And anything from Google Flight Search; any thoughts on that? And then TripAdvisor, incredibly healthy margin, some of the highest we’ve seen for a click or advertising business, depending on how you want to look at it. But what do you think is the right long-term margin? Can you help us at all kind of understand your thinking there? Thank you.

<A – Dara Khosrowshahi – Expedia, Inc.>: Sure. So as far as Google traffic, we – like you said, we should start to anniversary some of the changes that Google made as far as Google Local, et cetera, goes. Note that Google Local rolled out over a period of time and the vast majority of TripAdvisor’s traffic is actually international. So we can’t – I can’t really characterize what that rollover looks like from a traffic perspective. That said, I think the TripAdvisor numbers from a top line perspective, from a CPC perspective, are self-evident that the business is healthy, and growing nicely.

The one strategic action that TripAdvisor is taking as far as traffic goes, is that to the extent that the growth rate of free Google traffic has slowed down as a result of the changes in Google, and that certainly is something that we felt, TripAdvisor is more aggressively spending in paid search and SEM to offset some of that traffic especially in international markets where the TripAdvisor brand is new, and certainly we see enormous, enormous opportunity.

So relating that to your margin question, we are not going to – at this point we’re not talking about long-term TripAdvisor margins. The TripAdvisor team, I think, as part of the spin process will probably talk to various investors and we’ll do a bit of a road show, so they’ll have an opportunity to talk about their business. But I do think that from a long-term perspective as the international business for TripAdvisor becomes a larger mix of the business, that tends to be a lower margin business. And you can anticipate that public company costs and some of the effects we talked about from an Expedia spending standpoint for TripAdvisor are going to hurt TripAdvisor margins when it initially comes public, but obviously that’s stuff that will annualize over time. The key for TripAdvisor is kind of user growth and the ability of that site to monetize over a long-term perspective, and those parts of the business are quite healthy.

From a Google Flights perspective, it’s an interesting product. It’s an incomplete product. It’s fast and that’s interesting to us and speed is something that we’re quite focused on, on a go-forward basis across all of our sites. We are happy to see OTA links at the bottom of the Google Flight results, so having that marketplace be a more open marketplace is a positive result for us.

And it’s a product that we’ll continue to watch. Right now, the result set is not a comprehensive result set and to the extent that result set itself only includes supplier-direct results, we think that that product will be missing some of the lowest prices out there. But at this point it’s just way too early to call. I think Google is an innovative player. They have a dominant market position. And I think we’ll be hoping that they don’t abuse that power and abuse that market position, and otherwise we’ll be watching their products on a go-forward basis.

<Q – Justin Post – Bank of America Merrill Lynch>: Great. One more, if I may. How do you think you’re competing against Booking.com in kind of new markets like South America and Asia? Any advantages for your model or disadvantages versus kind of an agency model? Are you really being aggressive with your agency model? Thank you.

<A – Dara Khosrowshahi – Expedia, Inc.>: I think as far as Booking.com goes, their results speak for themselves. Their room night growth is significantly above the room night growth of really any other player out there. Our room night growth is something that we’re satisfied with and remains healthy. But if you go by the law of averages to the extent their overall room night growth is as high as it is, you have to assume that in new markets their room night growth is even higher, and probably higher than our room night growth.

So we’re – in looking at the Asian markets, looking at the Latin American markets, the growth rates there for us are quite healthy relative to our overall growth rates. But we absolutely believe that we can do better. And we’re hard at work building out systems and – kind of systems and processes that will allow us to execute better to hopefully accelerate our room night growth in those secondary and tertiary markets. We think there’s a lot of potential there.

<Q – Justin Post – Bank of America Merrill Lynch>: Thank you, I appreciate it.

<A – Dara Khosrowshahi – Expedia, Inc.>: Sure. Next question.

Operator: Thank you. Our next question comes from the line of Herman Leung with Susquehanna. Please go ahead.

<Q – Herman Leung – Susquehanna Financial Group LLP>: Great. Thanks. Two quick ones. First, I think – I guess when you’re spending this amount of money on the platform upgrade, with Expedia performing down 1%, it should mark sort of a near peak of spending. So wondering how much should these costs sort of subside as we look into fourth quarter and as we get into the first half of 2012? And then second question is on just Marriott. I think they talked about on their call that they extended a deal with Booking.com and Priceline in the European regions, and was in the process of working with you guys. Wondering if you guys had an update on that and the timing of that, and just a very quick follow-up.

<A – Dara Khosrowshahi – Expedia, Inc.>: Sure. Mark, do you want to talk on expenses?

<A – Mark Okerstrom – Expedia, Inc.>: Sure, I’ll take the expense one. We’ve been building up the team and building up costs to some extend to support the Expedia re-platforming throughout 2011. That build is nearly complete. But of course, we will be seeing the full year impacts of that throughout 2012. So though we’ve built the infrastructure inside you’ll see a little bit more –

probably another good sort of two to three quarters of expense build that you’ll see on the year-on-year numbers.

<A – Dara Khosrowshahi – Expedia, Inc.>: But we don’t expect kind of a continuing expense build. Based on similar to what you said, I think we’ve got the right number of people, and right engineering team to build out these platforms. We don’t need to keep investing incrementally. And you will see that in our P&L next year. So if you look – think from an expense comp standpoint, the expense comps are going to be most difficult in the first quarter and then the expense comps will ease as we move along the year because we don’t have to keep building from where we are here.

As far as the Marriott deal goes, listen, I think that we look for full inventory, and I think the major brands look for full distribution. It certainly doesn’t surprise me that Marriott has extended agreement with Booking.com, and our goal will be to extend our agreement with Marriott on a worldwide basis. They’ve been a good partner. They have terrific product. And I think the devil is going to be what the economics are and what the other terms are. And hopefully we can get there with Marriott as we have with many of our other partners. Otherwise, we don’t specifically talk about our relationships with one brand or the other.

<Q – Herman Leung – Susquehanna Financial Group LLP>: Got, it thanks. And then on the spin out date, I think – thanks for giving us the timing for the latter part of Q4. Wondering if you guys had received the kind of tax ruling you guys had talked about, and if there’s any kind of indication that the SEC will sort of delay some of this stuff. Thanks.

<A – Dara Khosrowshahi – Expedia, Inc.>: No, so we haven’t received the tax ruling yet. But there is no indication that that is going to be a significant issue, nor is there an indication that we’re going to have any issues with the SEC in the near term. I think both of those matters are proceeding according to our plan. So no real big red flags there.

<Q – Herman Leung – Susquehanna Financial Group LLP>: Great, thank you very much.

<A – Dara Khosrowshahi – Expedia, Inc.>: Next question.

Operator: Our next question comes from the line of Mark Mahaney with Citi. Please go ahead.

<Q – Mark Mahaney – Citigroup Global Markets (United States)>: Thanks. Two geographic questions, please. You did talk about isolated pockets of weakness. Outside of southern Europe was there anything else you’d want to highlight? And then can you just you talk about the Latin American market? I know somebody asked you about competition there but just regardless of competition, what kind of traction you think you’re having in that market, how does that market feel to you like it’s developing versus the traction and success you’ve had in the Asia-Pacific market. Thank you very much.

<A – Dara Khosrowshahi – Expedia, Inc.>: Sure. As far as the rest of Europe, I’d say the most significant factor that’s affecting us is – there are two factors. One is foreign exchange. Again, foreign exchange was a significant tailwind. It’s not going to be as much of a tailwind going into Q4 which should hurt our ADRs on a year-on-year basis. But I think from a room night standpoint, that’s a decent environment to work with.

In general, our European business is growing nicely; growing faster than our domestic business. And we’re quite confident of our execution there. The Hotels.com team is doing very well. The private label business is growing at very, very high rates. Egencia is growing nicely as well along with Venere. And I think again the challenge for us comes through Expedia and the platform work there. But we’re confident that with some of the platform work and some better inventory going forward, we can continue to accelerate on the European side.

Agency bookings in Europe continue to be a positive factor. And we do expect agency as a percentage of our total business to keep growing, particularly in the European markets and secondary and tertiary destinations as well.

Another factor that is affecting Europe as well is that average room nights per transaction are coming down slightly. We think that’s a mix issue. To the extent that we build bigger domestic European business, you’re not going to have the week-long kind of stay to the U.S. You will have the day trip to again a secondary, tertiary destination. So that’s another small factor that we’re seeing which actually is encouraging as far as our mix goes.

The Latin American market for us is a very significant market that we’re relatively underpenetrated in. Hotels.com has a nice foothold in Brazil. And Expedia has a site in Mexico and we expect to go full service in Brazil as well.

But I’d say in general, Latin America is an underpenetrated opportunity for us. We have to continue to invest in marketing. There are certain local players like Despegar, who are very aggressive on the marketing side. And we also have to build out some of our payment solutions in order to be more relevant for the local customer there.

It’s a $70 billion marketplace. So lots of potential there. But I would say that right now we’re more ahead in Asia than we are in Latin America and Latin America is certainly an area we’re going focus on – we are focused on but we’re going to continue to focus on going into 2012, 2013.

<Q – Mark Mahaney – Citigroup Global Markets (United States)>: Thank you, Dara.

<A – Dara Khosrowshahi – Expedia, Inc.>: You’re welcome, Mark. Next question.

Operator: Thank you. Our next question comes from the line of Brian Nowak with Nomura Securities. Go ahead.

<Q – Brian Nowak – Nomura Securities International, Inc.>: Hi, thanks. I have two quick ones. First of all, I think you mentioned, Dara, that the European business is growing faster than the domestic business. I was curious, is that total air and hotels? Or is that just hotels? I would be curious about commentary on European hotels versus domestic hotels. And then second one is on TripAdvisor with 30% growth this quarter. Was just curious for any more color on differences in growth across the geographies and the U.S, UK, and then the rest of the world. Thank you.

<A – Dara Khosrowshahi – Expedia, Inc.>: Sure, in general, the faster growth rates in Europe versus the U.S. are broad, both on the hotel side of the business and on the air side of the business. In European air we did introduce fees in certain regions to be kind of competitive with the other players out there, which hurt our European air volume to some extent. But the European air capacity, I’d say, is a bit better as well.

So I’d say that the European strength is broad. And again, it’s a market that we are less penetrated in. It’s a market that we’re quite focused on. And so far we like the results.

As far as TripAdvisor goes, with the 30% growth, again, it’s same story for TripAdvisor. Domestic is growing at healthy rates, but the UK and Europe in general growing a bit faster and the rest of the world, Asia-Pacific, India, China, et cetera growing at substantial rates at lower profit margins than the U.S. and Europe.

So TripAdvisor from that standpoint really doesn’t look too different from the rest of our businesses. China is a focus for us, and we’re investing pretty aggressively in China where we’re not profitable. But we’re building good businesses, strong brands as far as Daodao and Kuxun go in China and we think it’s well worth that investment.

<Q – Brian Nowak – Nomura Securities International, Inc.>: Okay, thanks.

<A – Dara Khosrowshahi – Expedia, Inc.>: You’re welcome.

Operator: Our next question comes from the line of Kevin Crissey with UBS. Go ahead.

<Q – Kevin Crissey – UBS Securities LLC>: Hello. Thanks for your time. Do you have any potential acquisitions on the horizon? There seems to be a lot of opportunities out there, at least for smaller players to help you build in some of these regions?

<A – Dara Khosrowshahi – Expedia, Inc.>: Yeah, Kevin. We’re always looking. We’ve got a very significant cash position. And the areas that in general we do look at are international markets, we look at travel media, we’re certainly aggressively looking at the corporate travel business for smaller opportunities as well.

We haven’t found any at this point that are of particular interest. And to some extent we’re putting our capital where we think we see the greatest opportunity, which is some of the buyback activity that you’ve seen recently.

<Q – Kevin Crissey – UBS Securities LLC>: And switching over to air quickly. I guess two quick ones. One is; if we were just to look at air as a standalone, is it profitable? And secondly, if you could let us know how the status on the direct connects that you had announced with some of the U.S. airlines.

<A – Dara Khosrowshahi – Expedia, Inc.>: The air business, we don’t really look at it as a standalone because a significant portion of our air business is our package business. So if you include our air and package business, it is a profitable business. It’s a business and a value proposition that is important to our customers and the package business allows Expedia to offer kind of a unique value that you don’t see elsewhere, you don’t see in hotel only players, you don’t see in supplier direct, et cetera. So it’s a core of our business. We’re investing in it as far as our air search times, as far as our air search paths. And we think that we actually have opportunity going forward to build what is a great air product. I think at this point our air product can get a lot better.

I do think that with the consolidation that you’re seeing in kind of the domestic airlines space, the air unit economics are going to be pressured on a go-forward basis and that’s something that we’re going to have to deal with in Q4 and kind of going into 2012 as we go into our planning cycles.

On the direct connect, we don’t have anything to discuss at this point. We’re constantly in conversations with our airline partners as far as inventory goes. We like our inventory position. And in general we’ve been very closely assigned with our GDS partners, and I think on a go-forward basis we’ll be able to get the kind of inventory that we need, hopefully with our GDS partners on a go-forward basis. We don’t see that changing.

<Q – Kevin Crissey – UBS Securities LLC>: Thanks, if I could have one more follow-up on that.

<A – Dara Khosrowshahi – Expedia, Inc.>: Sure.

<Q – Kevin Crissey – UBS Securities LLC>: On the air side, there’s some proposals for some significant taxes on the airline tickets and departures. Does Expedia have a stance on the – on those taxes that are being put out there? It’d be equivalent of a couple bucks a ticket, perhaps.

<A – Dara Khosrowshahi – Expedia, Inc.>: Listen, we don’t have a specific stance on that. I would let our air partners lead on that. In general higher air ticket prices are something that the leisure consumer is feeling the effects of and is suffering from. And we don’t think that adding taxes on top of that would be a good move going forward. But this is not something that we’re actively lobbying on in D.C., so to speak.

<Q – Kevin Crissey – UBS Securities LLC>: Great. Thank you.

<A – Dara Khosrowshahi – Expedia, Inc.>: You’re welcome. Next question.

Operator: Thank you. Our next question comes from the line of Scott Kessler with S&P Capital IQ. Please go ahead.

<Q – Scott Kessler – Standard & Poors Investment Advisory, Inc.>: Hi, thanks a lot. So two questions. One – and I hopped onto the call a little late so I apologize if these were addressed. But the first question relates to expenses. You detailed the OIBA margins for new Expedia. And I’m wondering if you highlighted or could highlight maybe one or two items that might have resulted in higher expenses than we were looking at. Did e3, for example, have an impact? And the second question I had is, has there been any impact related to the tragic flooding in Thailand on your business in Asia? Thanks a lot.

<A – Mark Okerstrom – Expedia, Inc.>: Sure. So there are a couple items that impact expenses. Obviously, I think the one most significant and one that we mentioned at the outset of the call was the occupancy tax settlement reserve increase that you’ll see in G&A. And of course also in G&A, as we mentioned are a number of costs associated with the ramp-up of essentially the new Expedia worldwide team, if you will. And those are items that led to G&A growth – I think it ended up being 38%, which is certainly something that we are not striving to continue going forward. We’ll expect to see leverage on that line going forward.

And then additionally on the expense side, generally in technology and content as we mentioned earlier, we have been building up the team that’s been working on the Expedia re-platforming effort. We’ve got a great team in place and we think we’ve by and large finished up building that team. However, you will see us annualize those expenses into next year so we do have the team fully built. You’ll see some tough comps from us on the expense side for a few quarters yet to come.

<A – Dara Khosrowshahi – Expedia, Inc.>: And as far as the Thailand flooding goes, it’s a tragic event. But at this point, Thailand as a point of supply so to speak, is too small to really affect our overall numbers. We do see that when destinations get hit by events, the Japan earthquake, et cetera, often you see traffic patterns being diverted, although certainly overall traffic does suffer. But at this point we don’t expect the events in Thailand to be significant on a worldwide basis.

<Q – Scott Kessler – Standard & Poors Investment Advisory, Inc.>: So if I could just follow up to clarify on the first item; so would it be fair to say that a lot of the upside to expenses in the quarter were related to the occupancy item that you reference as well as new hires for a variety of different types of investments and upgrades? Would that be reasonable?

<A – Mark Okerstrom – Expedia, Inc.>: Yeah, I think that’s reasonable to expect. The occupancy tax item was $12 million.

<Q – Scott Kessler – Standard & Poors Investment Advisory, Inc.>: Okay.

<A – Mark Okerstrom – Expedia, Inc.>: So that’s obviously a significant item in the G&A line item. And then of course we have been building again that head count and other expenses for the Expedia business throughout the year. So you’ve seen a significant portion of that in Q3 and again, it’s going to be annualizing those numbers throughout the next subsequent quarters.

<A – Dara Khosrowshahi – Expedia, Inc.>: I think, in general when you look at our model from a long-term perspective, we’ve done a good job on the cost of sales side. So cost of sales have grown slower than revenue; in general, other than this quarter, our G&A expenses have leveraged against revenue. Sales and marketing has de-levered against revenue in general. When you look at our sales and marketing growth this quarter against last quarter, it’s decelerated significantly and hopefully we can move our sales and marketing growth to be more aligned with revenue on a go-forward basis.

And on the R&D side, on the technology side, we’ve been very open with investors about our investments there. They’ll start analyzing in to next year but we don’t think that there’s kind of another round of big investment ahead of us and hopefully those investments can turn into revenue. We’ve seen that on Hotels.com. We’ve seen that on our private label business. We’ve seen that in our corporate business. And we’re starting to see that in parts of the Expedia business, and hopefully that can roll out going into next year and we can get the kind of returns that we expected to, and frankly we do expect to on a go-forward basis.

<Q – Scott Kessler – Standard & Poors Investment Advisory, Inc.>: Great. Thanks for the additional detail and rehashing some of the things I might have missed.

<A – Dara Khosrowshahi – Expedia, Inc.>: Next time, get on time, okay?

Operator: Ladies and gentlemen -

<A – Dara Khosrowshahi – Expedia, Inc.>: All right. Next question.

Operator: Ladies and gentlemen, that is all the time that we have for questions. I’d like to turn it back over to management for closing remarks.

Dara Khosrowshahi, President, Chief Executive Officer & Director

All right. Thank you very much for joining us on this quarter. I think this is a bittersweet quarter because this is the last quarter in which we get to show off about all the great work that the TripAdvisor team has done, and they will get to bask in the glory of their incredible execution. So from that standpoint, it’s a sad day. I just want to personally thank the TripAdvisor team for incredible performance from them as a team over the past couple of years. We’ve learned a lot from them as far as all things search, et cetera. And they’ve been good friends and they’ll continue to be great friends and partners on a go-forward basis. So special thanks to that team.

And at the same time, I think for the Expedia team, it will be an interesting kind of new birth of the new Expedia going forward. We’re – and we’re very, very excited about all of the new products and technologies that we have to come out and we think that all of our brands can be substantially better consumer value propositions on a go-forward basis. And to the extent that we build value for the consumers, we think good things will come. So looking forward to see what the TripAdvisor team can do as a publicly traded company, and looking forward to new Expedia and our growth ahead. So thank you very much for joining us on the call and we’ll be back next quarter.

Operator: Thank you, ladies and gentlemen. That does conclude our conference for today. We’d like to thank you for your participation and you may now disconnect.

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Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This transcript contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of October 27, 2011 and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as “intends” and “expects,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenues, expenses, margins, profitability, net income/(loss), earnings per share and other measures of results of operations and the prospects for future growth of Expedia, Inc.’s business.

Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others: declines or disruptions in the travel industry; changes in our relationships and contractual agreements with travel suppliers or supplier intermediaries; risks relating to the announced spin-off of our TripAdvisor business; increases in the costs of maintaining and enhancing our brand awareness; changes in search engine algorithms and dynamics, or search engine disintermediation; our inability to adapt to technological developments or to maintain our existing technologies; our ability to expand successfully in international markets; changes in senior management; volatility in our stock price; changing laws, rules and regulations and legal uncertainties relating to our business; unfavorable new, or adverse application of existing, tax laws, rules or regulations; adverse outcomes in legal proceedings to which we are party; provisions in certain credit card processing agreements that could adversely impact our liquidity and financial positions; fluctuations in our effective tax rate; our inability to access the capital markets when necessary; risks related to our long term indebtedness; fluctuations in foreign exchange rates; risks related to the failure of counterparties to perform on financial obligations; potential liabilities resulting from our processing, storage, use and disclosure of personal data; the integration of current and acquired businesses; the risk that our intellectual property is not protected from copying or use by others, including competitors; and other risks detailed in our public filings with the SEC, including our annual report on Form 10-K for the year ended December 31, 2010 and subsequent quarterly reports on Form 10-Q. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this transcript, whether as a result of new information, future events or otherwise.

Additional Information about the TripAdvisor Spin-Off

As previously announced, Expedia intends to spin-off its TripAdvisor Media Group businesses into a separate publicly-traded company, TripAdvisor, Inc. In connection with the proposed spin-off, Expedia, Inc. and TripAdvisor, Inc. have filed a registration statement on Form S-4 that included a preliminary proxy statement for Expedia and prospectus for Expedia and TripAdvisor with the SEC. Stockholders of Expedia are urged to read the definitive proxy statement/prospectus, when it becomes available, because it will contain important information about Expedia, the proposed spin-off transaction and related matters. Investors and security holders can obtain free copies of the definitive proxy statement/prospectus when it becomes available by contacting Investor Relations, Expedia, 333 108th Avenue N.E., Bellevue, Washington 98004 (Telephone: (425) 679-3555). Investors and security holders can also obtain free copies of the proxy statement/prospectus and other documents filed by Expedia and TripAdvisor with the SEC in connection with the proposed spin-off transaction at the SEC’s web site at www.sec.gov.

In addition to the proxy statement/prospectus, Expedia files annual, quarterly and current reports, proxy statements and other information with the SEC, each of which should be available at the SEC’s web site at www.sec.gov. You may also read and copy any reports, statements and other information filed by Expedia at the SEC public reference room at 100 F Street NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information.

Expedia and its directors, executive officers and certain members of management and other employees may be deemed to be participants in the solicitation of proxies of Expedia’s stockholders to approve the proposed spin-off transaction. Such individuals may have interests in the transaction as described in Expedia’s proxy statement/prospectus, including as a result of current holdings of options, restricted share units or shares of Expedia’s stock and future holdings of options, restricted share units or shares of TripAdvisor’s stock, which will be impacted in the transaction. Information regarding Expedia and the equity interests of its directors and officers who may be deemed to be participants in the solicitation of proxies is contained in Expedia’s preliminary proxy statement/prospectus, filed with the SEC on July 27, 2011, as amended.